04001426

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2004 PROCESSING

SEC FILE NUMBER
8- 49647

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dresdner Kleinwort Wasserstein Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Wall Street
(No. and Street)

New York (City) New York (State) 10005-2889 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael V. Montella (212) 429-2814
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Craig Schiffer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dresdner Kleinwort Wasserstein Securities LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ELIZABETH BILLOTTO
Notary Public, State of New York
No. 01BI5051659
Qualified in Nassau County
Commission Expires November 13, 2005

Notary Public

Signature

President - CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Supplementary report of independent accountants on internal control pursuant to SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

DRESDNER KLEINWORT WASSERSTEIN SECURITIES LLC

(A Wholly Owned Subsidiary of Dresdner Bank AG)

Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

SEC MAIL PROCESSING
RECEIVED
FEB 27 2004
WASH. D.C. 158 SECTION

Independent Auditors' Report

The Board of Managers and Member
Dresdner Kleinwort Wasserstein Securities LLC:

We have audited the accompanying statement of financial condition of Dresdner Kleinwort Wasserstein Securities LLC (the Company, a wholly owned subsidiary of Dresdner Bank AG) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dresdner Kleinwort Wasserstein Securities LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 20, 2004

DRESDNER KLEINWORT WASSERSTEIN SECURITIES LLC
(A Wholly Owned Subsidiary of Dresdner Bank AG)

Statement of Financial Condition

December 31, 2003

(Dollars in thousands)

Assets		
Cash	$	10,090
Securities purchased under agreements to resell (including $84,504 segregated under Federal regulations)		8,157,396
Receivable from brokers, dealers, and clearing organizations		24,087
Securities borrowed		8,858,297
Securities failed to deliver		609,310
Receivable from customers		27,463
Securities owned, at fair value		291,985
Securities owned, at fair value, pledged to counterparties		4,613,901
Accrued interest and dividends receivable		33,753
Other assets		45,659
Total assets	$	22,671,941
Liabilities and Member's Equity		
Liabilities:		
Bank loans	$	1,248,198
Securities sold under agreements to repurchase		12,728,253
Payable to brokers, dealers, and clearing organizations		1,550,848
Securities loaned		4,281,504
Securities failed to receive		489,439
Payable to customers		72,162
Securities sold, but not yet purchased, at fair value		1,772,021
Accrued interest and dividends payable		50,754
Accounts payable and accrued expenses		84,832
		22,278,011
Commitments and contingencies (note 8)		
Subordinated borrowings		300,000
Member's equity		93,930
Total liabilities and member's equity	$	22,671,941

See accompanying notes to statement of financial condition.

(1) Organization and Business

Dresdner Kleinwort Wasserstein Securities LLC (the Company) is a registered broker and dealer under the Securities Exchange Act of 1934 and a registered introducing broker under the Commodity Exchange Act. The Company is a limited liability company and a wholly owned subsidiary of Dresdner Bank AG (Dresdner), a financial institution organized under the laws of the Federal Republic of Germany, which is ultimately owned by Allianz AG. The Company is a member of various securities exchanges.

The Company acts as a broker and dealer in domestic and foreign equity and corporate debt. The Company is a primary dealer in U.S. Government and agency securities. It also engages in financing activities using these securities as collateral, including repurchase and reverse repurchase agreements and securities borrowing and lending. The Company provides financial advisory services in connection with structured finance and lease financing transactions.

(2) Significant Accounting Policies

Principal transactions, including trading activities, are recorded on the trade date, while agency transactions are recorded on the settlement date of the transaction.

Securities owned and securities sold, but not yet purchased are recorded at their fair values. Listed market prices are used for exchange-traded instruments. For securities traded in the over-the-counter markets, prices quoted by independent brokers and dealers are used.

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and listed options, are based on quoted market prices.

Fair values of option contracts are reported in securities owned or securities sold, but not yet purchased, as appropriate. Equity in futures transactions is reported in Receivable from or Payable to brokers, dealers, and clearing organizations as applicable.

Securities sold under agreements to repurchase (repurchase agreements) and securities purchased under agreements to resell (reverse repurchase agreements) are treated as short-term collateralized financing transactions principally using U.S. Government obligations. They are carried at their contractual amounts, including accrued interest. Reverse repurchase agreements and repurchase agreements with the same counterparty and same maturity are presented net in the Statement of Financial Condition when the terms of the agreements permit netting under accounting standards.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the fair value of the applicable securities. The Company monitors the fair value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate.

(Continued)

The Company is required to reclassify the fair value of securities owned in which the counterparty has the right to sell or repledge the securities from Securities owned to Securities owned, pledged to counterparties. The Company is also required to disclose the fair value of collateral received which it has the ability to sell or repledge.

End-of-period exchange rates are used to translate foreign currency balances and financial instruments denominated in foreign currencies.

The fair values of other financial assets and liabilities (consisting primarily of receivables from and payables to brokers, dealers, clearing organizations and customers, securities purchased under agreements to resell and securities sold under agreements to repurchase, securities borrowed and securities loaned, bank loans, and subordinated borrowings) are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The Company is a single member limited liability company. It has not elected to be treated as a corporation for tax purposes. Its tax status is therefore considered to be a disregarded entity, and as such, the results of the Company's operations are included in Dresdner's U.S. Federal, state, and local income tax returns. The Company records income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes,* on a separate company basis, pursuant to which it is required to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax basis of its assets and liabilities. A valuation allowance is established for any portion of its deferred tax asset for which a tax benefit is not expected to be realized. The Company has an informal tax sharing arrangement with Dresdner.

The Company has goodwill and as a result annually reviews goodwill for impairment as events or changes in circumstances may indicate that it may not be recoverable. In such an event, goodwill in excess of expected operating cash flows is considered to be impaired and is written down to fair value, which is determined based on discounted future cash flows.

The Company participates in two retirement plans sponsored and administered by Dresdner Kleinwort Wasserstein Services LLC (the Service Company). The plans are accounted for in a manner similar to a multi-employer defined contribution plan.

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2003. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates.

(3) Related Party Transactions

The Company has obtained $300 million in regulatory capital in the form of subordinated borrowings from Dresdner's Grand Cayman branch.

(Continued)

The Company meets a portion of its short-term financing requirements through borrowings and repurchase agreements with affiliates. The Company has an uncollateralized line of credit totaling $2.0 billion with an affiliate. In addition, the Company invests excess funds with affiliates on an overnight basis in the form of reverse repurchase agreements.

At December 31, 2003, amounts due from or to affiliates were as follows (in thousands):

Due from affiliates:		
Cash	$	1,266
Securities purchased under agreements to resell		2,683,027
Securities borrowed		104,708
Securities failed to deliver		3,075
Receivable from customers		1,208
Accrued interest and dividends receivable		3,689
Other assets		15,721
Due to affiliates:		
Bank loans		1,240,900
Securities sold under agreements to repurchase		3,394,707
Payable to brokers, dealers, and clearing organizations		764
Securities loaned		3,236,762
Securities failed to receive		3,659
Payable to customers		16,684
Accrued interest and dividends payable		4,869
Accounts payable and accrued expenses		14,907
Subordinated borrowings		300,000

(4) Bank Borrowings

The Company has uncollateralized lines of credit totaling $200 million with various unaffiliated banks. As of December 31, 2003, the Company pledged a $12 million letter of credit issued under these lines to a clearing organization. In addition, the Company has a $2.0 billion uncollateralized line of credit for overnight borrowings with an affiliate. As of December 31, 2003, the Company had borrowed $1.2 billion, which is due on January 2, 2004, and bears interest at 1.0%, under this line. The Company will continue to draw against this line as needed.

(5) Subordinated Borrowings

The Company has $200 million of subordinated borrowings outstanding from Dresdner under a subordinated note agreement, which is due April 15, 2007, and bears interest at 5.4%.

The Company also has a revolving subordinated credit agreement for $250 million with Dresdner, with a scheduled maturity date of April 15, 2007. The agreement provides for interest on outstanding borrowings to be determined as of the date of the borrowings. On March 18, 2003, the Company borrowed $100 million, which bears interest at 2.9%, under this agreement.

(Continued)

The subordinated note and the revolving subordinated credit agreement have been approved by the New York Stock Exchange for use by the Company in computing its net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-l). The borrowings may not be repaid if such repayment would cause the Company to fail to maintain minimum regulatory capital.

(6) Trading Activities

The Company's trading activities are both customer-driven and proprietary. Its activities include domestic and international brokerage and principal trading, block trading, and syndicate participation in equity securities. The Company's activities also consist of trading in U.S. Government and agency securities, including both customer-driven and proprietary transactions in bonds, futures, and repurchase contracts. The Company is a primary dealer in U.S. Government securities, as designated by the Federal Reserve Board.

At December 31, 2003, securities owned (including those pledged) and securities sold, but not yet purchased, consist of securities at fair value as follows (in thousands):

	Securities owned	Securities sold, but not yet purchased
U.S. Government obligations	$ 4,874,879	$ 1,769,429
Equity securities	23,321	2,540
Other	7,686	52
	$ 4,905,886	$ 1,772,021

Securities sold, but not yet purchased represent obligations of the Company to deliver the securities at contracted prices. These transactions may result in off-balance-sheet market risk, as the Company's eventual obligation to satisfy these sales could exceed the amount recognized in the Statement of Financial Condition.

Approximately $1 million of U.S. Government securities have been deposited as collateral with a clearing organization.

The Company enters into futures and options contracts related to its Capital Markets trading business. Futures contracts and options contracts have off-balance-sheet risk. In connection with these contracts there are potential market or credit risks to the Company. Credit risk relates to the potential for failure by counterparties to perform according to the terms of the contracts. Because the margin on futures contracts is adjusted daily with the applicable clearing corporations, credit risk on futures contracts is typically not significant. The Company is subject to market risk arising from unfavorable changes in the market price of the underlying financial instrument.

At December 31, 2003, the Company had commitments to purchase and sell U.S. Government obligations under reverse repurchase and repurchase agreements with notional amounts of $230 million and $771 million, respectively. In addition, the Company had commitments to purchase and sell $20 million of U.S. Government obligations on a forward basis.

(7) Income Taxes

At December 31, 2003, the Company's total deferred tax asset was $70.5 million. The Company has established a 100% valuation allowance for the deferred tax asset as it is more likely than not that the results of future operations will generate insufficient taxable income to realize the deferred tax asset.

(8) Commitments and Contingencies

Affiliates have entered into long-term lease agreements to rent office space, which the Company rents from affiliates on a month-to-month basis.

There are legal actions pending against the Company arising out of its normal business operations. In the opinion of management, after consultation with outside counsel, the outcome of these matters will not result in a material adverse effect on the Company's Statement of Financial Condition.

At December 31, 2003, the approximate fair values of collateral received that can be sold or repledged by the Company, without reflecting the impact of FASB Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* (FIN 41), were (in thousands):

Sources of collateral:		
Securities purchased under agreements to resell	$	15,356,737
Securities received in securities borrowed vs. cash transactions		9,404,949
Securities received in securities borrowed vs. pledged transactions		16,957
Total	$	24,778,643

At December 31, 2003, the approximate fair values of the portion of collateral received that were sold or repledged by the Company, without reflecting the impact of FIN 41 were (in thousands):

Uses of collateral:		
Securities sold under agreements to repurchase	$	8,893,881
Securities loaned out in securities loaned vs. cash transactions		4,107,205
Collateral pledged in securities borrowed vs. pledged transactions		17,968
Collateral pledged to clearing organizations		70,092
Total	$	13,089,146

(9) Credit Risk

The Company's trading activities expose it to credit risk. This risk arises from the possibility that a counterparty to a transaction might fail to perform according to its contractual commitment, and the collateral in the transaction would be insufficient to cover the commitment.

The majority of the Company's transactions, and consequently its credit exposure, are with other broker-dealers, banks, and financial institutions. The risk of default depends on the creditworthiness of the counterparty. The Company seeks to control credit risk by following an established credit approval process, monitoring credit limits, and requiring adequate collateral levels.

In the event of a default by a counterparty, the Company would look to collateral available under the transaction. Reverse repurchase agreements and securities borrowing arrangements can result in exposure in the event of counterparty non-performance. To mitigate this risk, and in accordance with industry practice, the Company takes possession of collateral under reverse repurchase and securities borrowed transactions. The fair value of collateral is monitored daily in relation to the related receivable (including accrued interest), and additional collateral is obtained when necessary to adequately collateralize the receivable.

The Company's customer activities also expose it to credit risk. These activities involve the execution, settlement, and financing of customer securities transactions, primarily for institutional customers. These transactions may be on a cash, margin, or delivery-versus-payment basis. The Company requires customers to maintain collateral in compliance with regulatory and internal guidelines. In the event of customer non-performance, the Company may suffer a loss if the fair value of the securities in the transaction is not sufficient to satisfy the contractual amount of the transaction. This risk exists for all customer transactions during the settlement period.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet been made. However, based on experience, the Company expects the risk of loss to be remote.

(10) Employee Compensation and Benefits

The Company participates in the Service Company's two employee retirement plans, the Cash Balance Pension Plan and the 401(k) Plan. Employee contributions to the 401(k) Plan are matched up to a specified limit. Substantially all employees of the Company are eligible to participate in the plans. As of December 31, 2003, the Company has accrued compensation payable to employees of $45 million which is included in Accrued expenses and other liabilities in the Statement of Financial Condition.

(11) Regulatory Requirements

As a registered broker and dealer in securities, the Company is subject to the rules and regulations of the Securities and Exchange Commission (SEC). In connection with the SEC's customer protection rule, Rule 15c3-3, $85 million of U.S. Treasury securities have been segregated in a special reserve bank account for the exclusive benefit of customers at December 31, 2003.

The Company is also subject to the SEC's Uniform Net Capital Rule, Rule 15c3-1. The Company has elected to compute its net capital under the "alternative method" permitted by the Rule. Under the alternative method, net capital (as defined) must exceed the greater of $1 million or 2% of aggregate debit balances arising from customer transactions (as defined by Rule 15c3-3). At December 31, 2003, the Company's net capital was $306 million, which was 391% of aggregate debit balances and $298 million in excess of its required capital.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

The Board of Managers and Member
Dresdner Kleinwort Wasserstein Securities LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Dresdner Kleinwort Wasserstein Securities LLC (the Company, a wholly owned subsidiary of Dresdner Bank AG) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (the SEC) and Regulation 1.16 of the Commodity Futures Trading Commission (the CFTC) (collectively, the Commissions), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Because the Company does not carry commodity accounts for customers or perform custodial functions relating to customers' commodity accounts, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and

2. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the CFTC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 20, 2004